UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-15423
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
BANCTRUST FINANCIAL GROUP, INC. EMPLOYEE SAVINGS & PROFIT SHARING PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BANCTRUST FINANCIAL GROUP, INC.
100 Saint Joseph Street, Mobile, AL 36602

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
FINANCIAL REPORT
DECEMBER 31, 2008

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-11

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan
          We have audited the accompanying statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
          Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MAULDIN & JENKINS, LLC
Birmingham, Alabama
June 25, 2009

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

Cash and cash equivalents	$68,080	$59,556

Investments, at fair value:
Mutual funds	12,727,003	18,965,316
Money market funds	1,785,461	673,600
BancTrust Financial Group, Inc. common stock	2,177,454	1,434,189

Total investments	16,689,918	21,073,105

Receivables:
Employer contribution	153,740	158,669
Employee contributions	—	43,065
Accrued income	19,178	15,279

Total receivables	172,918	217,013

Net assets available for benefits	$16,930,916	$21,349,674

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

Additions (reductions) to net assets attributed to:
Net investment income (loss):
Interest and dividends	$833,546
Net depreciation in fair value of investments	(6,480,873)

(5,647,327)

Contributions:
Employer	678,663
Employees	1,187,914

1,866,577

Total reductions	(3,780,750)

Deductions from net assets attributed to:
Plan expenses	(50,000)
Benefits paid to participants	(588,008)

Net decrease in net assets available for benefits	(4,418,758)

Net assets available for benefits:
Beginning of year	21,349,674

End of year	$16,930,916

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION
The following description of the BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established January 1, 1998 by BancTrust Financial Group, Inc. (the “Company”), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.
The Plan is available to all employees of the Company and its subsidiaries having at least one month of service and being 21 years of age or older. In addition, any employee or participant whose employment has been terminated and who is subsequently reemployed is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Administration
The Plan’s assets are held, and the Plan is administered, by Bank Trust (the “Trustee”), a subsidiary of the Company.
Contributions
A participant may elect to contribute a specific percentage up to 75% of bimonthly or monthly compensation (as defined by the Plan), subject to the Internal Revenue Service (IRS) limitations. The Company matches employee contributions in accordance with the following schedule: 100% for the first 2% of employee contributions, 75% for the second 2% of employee contributions, 50% for the third 2% of employee contributions, up to a maximum of 75% of 6% employee contributions. Additional discretionary amounts may be contributed at the option of the Company’s Board of Directors. No discretionary contributions were made for the years ended December 31, 2008 and 2007.
Participant Accounts
Individual participant accounts are maintained to reflect the participant’s contributions and earnings or losses thereon, employer matching contributions and allocated earnings or losses thereon, and employer profit sharing and allocated earnings or losses thereon.
Allocations are based on the participant’s investment earnings or losses base, as defined, multiplied by the calculated rate of return for the separate investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION (Continued)
Forfeitures
At December 31, 2008 and 2007, forfeited nonvested accounts totaled $28,149 and $59,556, respectively. The forfeited nonvested accounts will be used to reduce employer-matching contributions or to cover costs of administration of the Plan. Any excess forfeiture shall be allocated to remaining participants’ accounts.
Vesting
Participants are immediately vested in their voluntary contributions, adjusted for allocated earnings or losses thereon. Vesting in the remainder of their account is based on years of credited service. Participants become 100% vested after three years of credited service for matching contributions and additional discretionary employer contributions, with no vesting before three years of credited service.
A participant also becomes fully vested in his or her account balance on the first day of the month coincident with or following the participant’s sixty-fifth birthday or upon death or termination of employment due to disability.
Investment Options
Participants may direct their contributions, and any related earnings or losses thereon, into various investment options including money market funds, mutual funds, or Company common stock. The underlying assets of mutual funds are invested in publicly traded equity, debt and other securities.
Distributions
Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance or installment payments.
Participant Loans
Participant loans are not permitted by the Plan.
Administrative Expenses
Plan administrative expenses, with the exception of trustee fees, are paid by the Company. Trustee fees paid from the net assets of the Plan during the years ended December 31, 2008 and 2007 were $50,000 and $33,000, respectively.

NOTES TO FINANCIAL STATEMENTS
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.
Adoption of New Accounting Guidance
On January 1, 2008, the Plan adopted as required, Statement of Financial Accounting Standards No. 157 — Fair Value Measurement (“SFAS 157”) which expands the disclosure of fair value measurements and its impact on the Plan’s financial statements.
Refer to Note 4, “Fair Value Measurements”, for further information related to SFAS 157.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments
Net appreciation (depreciation) in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year. Purchases and sales of securities are recorded on a trade-date basis.
Benefit Payments
Benefits are recorded when paid.
Recently Issued Accounting Pronouncements
In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. As of January 1, 2009, the Plan has adopted the fair value measurement for all non-financial assets and non-financial liabilities.

NOTES TO FINANCIAL STATEMENTS
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recently Issued Accounting Pronouncements (Continued)
In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FASB Staff Position provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. This FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption being permitted for periods ending after March 15, 2009 and shall be applied prospectively. The Plan does not anticipate the new accounting principle to have a material effect on its financial position or results of operations.
In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FASB Staff Position amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements and does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption being permitted for periods ending after March 15, 2009. The Plan does not anticipate the new accounting principle to have a material effect on its financial position or results of operations.
In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FASB Staff Position amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also amends APB No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FASB Staff Position is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption being permitted for periods ending after March 15, 2009. The Plan does not anticipate the new accounting principle to have a material effect on its financial position or results of operations.
The Plan has elected to adopt FSP No. FAS 115-2, FAS 124-2, FSP No. and FAS 157-4 in the period ending December 31, 2009.

NOTES TO FINANCIAL STATEMENTS
NOTE 3. INVESTMENTS
The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	Units	Fair Value

2008:
Washington Mutual Investors Fund	115,565	$2,471,940
American Balanced Fund	202,292	2,789,606
AMCAP Fund	121,857	1,479,345
BancTrust Financial Group, Inc. common stock	147,524	2,177,454
Fundamental Investors Fund	58,131	1,452,693
New Perspective Fund	72,618	1,368,857
Capital Income Builder Fund	35,621	1,479,360

2007:
Washington Mutual Investors Fund	111,055	$3,733,656
American Balanced Fund	189,407	3,659,339
AMCAP Fund	120,151	2,427,048
BancTrust Financial Group, Inc. common stock	118,528	1,434,189
Fundamental Investors Fund	56,310	2,390,938
New Perspective Fund	67,462	2,290,339
Capital Income Builder Fund	33,632	2,103,998
For the year ended December 31, 2008, the Plan’s investments appreciated (depreciated) in fair value as follows:

2008

Fair value as determined by quoted market value:
Mutual funds	$(6,988,198)
BancTrust Financial Group, Inc. common stock	507,325

$(6,480,873)

NOTES TO FINANCIAL STATEMENTS
NOTE 4. FAIR VALUES DISCLOSURES
Fair Value Measurements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Plan adopted this standard as of January 1, 2008 and the impact of the adoption was not significant.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market to that asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS 157 describes three levels of inputs that may be used to measure fair values.
The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:
Level 1	Observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following table presents financial assets measured at fair value by level within the fair value hierarchy as of December 31, 2008:

		Fair Value Measurements at December 31, 2008 Using
	Assets/Liabilities	Quoted Prices	Significant
	Measured at	In Active	Other	Significant
	Fair Value	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Mutual Funds	$12,727,003	$12,727,003	$—	$—
Money Market Funds	1,785,461	—	1,785,461	—
BTFG, Common Stock	2,177,454	2,177,454	—	—

Total assets at fair value	$16,689,918	$14,904,457	$1,785,461	$—

NOTES TO FINANCIAL STATEMENTS
NOTE 5. RELATED PARTY TRANSACTIONS
The Trustee, Bank Trust, acts as trustee, custodian and record keeper of the Plan. The Trustee is a subsidiary of the Company. Additionally, at December 31, 2008 and 2007, the Plan owned $2,177,454 (147,524 shares) and $1,434,189 (118,528 shares), respectively, in Company stock. In 2008, dividends received by the Plan on Company stock were $68,254.
NOTE 6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants become 100% vested in their account balances.
NOTE 7. TAX STATUS
The Plan adopted a non-standardized form of a prototype plan sponsored by Bank Trust. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.
NOTE 8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS
NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007

Net assets available for benefits per financial statements:	$16,930,916	$21,349,674
Cash to accrual adjustment for accrued interest and dividends	(19,178)	(15,279)

Net assets available for benefits per the Form 5500	$16,911,738	$21,334,395

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

2008

Change in net assets available for benefits per the financial statements	$(4,418,758)
Cash to accrual adjustment for accrued interest and dividends	(3,899)

Change in net assets available for benefits per the Form 5500	$(4,422,657)

Note 10. Subsequent Events
The credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. Subsequent to December 31, 2008, the Plan’s investment in BancTrust Financial Group, Inc. common stock has decreased approximately 79% through June 24, 2009. A sustained loss of that magnitude could have the effect of significantly reducing the market value of Plan assets and participant accounts at December 31, 2009.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Federated U.S. Treasury	Treasury Obligations Fund Institutional Shares #68	$16,407
Federated Money Market	Prime Obligations Fund Institutial Shares #10	1,769,054

	Total money market funds	1,785,461

The American Funds	AMCAP Fund	1,479,345
The American Funds	American Balanced Fund	2,789,606
The American Funds	Bond Fund of America	377,459
The American Funds	Capital Income Builder Fund	1,479,360
The American Funds	Fundamental Investors Fund	1,452,693
The American Funds	New Perspective Fund	1,368,857
The American Funds	Washington Mutual Investors Fund	2,471,940
The American Funds	Euro Pacific Growth Fund	367,015
Federated Investors	Federated Kaufman Fund Class A #66	330,748
Federated Investors	Federated Mid-Cap Growth Strategy Fund Class A #677	142,729
Federated Investors	Federated Income Trust #36	156,336
T. Leavell & Associates, Inc.	Government Street Equity Fund	198,201
Old Mutual Investment Funds	Old Mutual Technology & Communication Fund	112,714

	Total mutual funds	12,727,003

*BancTrust Financial Group, Inc.	Common stock	2,177,454

	Total investments	$16,689,918

*	Represents a party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2009 BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan By: The Trust Department of BankTrust, as its Trustee

By:	/s/ Robert B. Doyle, III

Robert B. Doyle, III As its Executive Vice President

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm